May 5, 2016

J. Nolan McWilliams
Attorney-Advisor
United States Securities and Exchange Commission
Division of Finance
Office of Transportation and Leisure
Mail Stop 3561
Washington, D.C.  20549
Re:	NABUfit Global, Inc.
Registration Statement on Form S-1
Filed March 22, 2016
File No. 333-210325

Dear Mr. McWilliams:

We are in receipt of your comment letter dated April 13, 2016, regarding the Registration Statement ("Registration Statement") on form S-1 filed by NABUfit Global, Inc. (the "Company").  This letter sets forth the Company's responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company's Registration Statement in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.
Your comments and the Company's responses to them are as follows:
General

Comment 1:  Because you are not eligible to conduct a primary offering on Forms S-3, you are not eligible to conduct a primary at-the-market offering pursuant to Rules 415(a)(1)(x) and 415(a)(4) of Regulation C.  Please disclose the fixed price for the public offering for the duration of the offering and revise your disclosure accordingly throughout the prospectus, including the prospectus cover page, prospectus summary, offering, use of proceeds and plan of distribution sections.  Please also revise the legality opinion accordingly.
Response 1:   The Registration Statement has been revised throughout to provide a fixed price of $1.75 per share for the duration of the public offering.  The legality opinion has also been revised accordingly.

Public Offering Prospectus
Plan of Distribution, page 81
Comment 2:  Please reconcile your disclosure on Page 14 and on page 1 of the resale prospectus that the offering will be conducted on a best efforts basis with your disclosure in this section which appears to suggest that paid underwriters may be used in a firm commitment underwritten offering.
Response 2:   The Plan of Distribution section of the Registration Statement has been revised to provide consistency with other sections of the Registration Statement that the offering will be conducted on a best efforts basis.
Resale Prospectus
Plan of Distribution, page 13
Comment 3:  We note your disclosure on page 14 that you will file a prospectus supplement "disclosing certain material information, including the number of shares being offered, the name or names of any underwriters, dealers or agents, the public offering price, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents."  This does not appear consistent with Item 512(a)(1)(iii) of Regulation S-K and the associated undertaking you have provided on page 20.  Please revise to state that you will file a post- effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement.
Response 3:   We have revised the Registration Statement to state that the Company will file a post-effective amendment to the registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
Exhibit 5.1
Comment 4:  Please revise the legality opinion to opine that the 19,437,236 shares being offered by the selling shareholders are validly issued, fully paid, and non-assessable.  For guidance, refer to Section II.B.2.h in Staff Legal Bulletin No. 19.
Response 4:   The legality opinion has been revised to contain the opinion that the 19,437,236 shares being offered by selling shareholders are validly issued, fully paid and non-assessable.  A copy of the revised opinion has been filed as Exhibit 5.1 to the Amendment 1 to the Registration Statement.

The Company's management has reviewed the registration statement as amended for accuracy and adequacy of the disclosures.
As indicated, we hereby request acceleration of the effective date of the pending registration statement and request that the effective date be May 20, 2016. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Company acknowledges that any accelerated effective date does not foreclose the Commission from taking any action with respect to the filing.  Furthermore, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

J. Martin Tate, Esq.